                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                  Adaptec, Inc.
                                  -------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    00651F108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 2007
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

-----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 2 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  15,381,052
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              15,381,052
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    15,381,052
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 3 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  15,381,052
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              15,381,052
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    15,381,052
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 4 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  15,381,052
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              15,381,052
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    15,381,052
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 5 of 12 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 1 amends the
Schedule 13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate purchase price of the 15,381,052 Shares owned by Steel
Partners II is $57,103,675, including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

      Item 4 is hereby amended to add the following:

            On May 30, 2007, Steel Partners II issued a press release announcing that it had  delivered  a letter to the board of  directors  of the Issuer  (the
"Board")  in which  Steel  Partners  II  expressed  concerns  over the  Issuer's performance and acquisition strategy.  The press release further stated that (i)
Steel  Partners II  requested  that the Board agree not to commence  any further acquisitions  until Steel  Partners II is granted  representation  on the Board,
(ii) Steel  Partners II plans to nominate a full slate of directors for election to the Board at the 2007 annual meeting of shareholders unless the Board commits itself to a  turnaround  and  (iii)  Steel  Partners  II  reserves  the right to immediately commence a consent solicitation to remove the Board.

            A copy of the press release, including the text of the letter to the
Board, is attached hereto as Exhibit 3 and is incorporated herein by reference.

      Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 118,343,553  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  quarterly  report on
Form 10-Q for the quarter ended  December 31, 2006 filed with the Securities and
Exchange Commission on February 6, 2007.

            As of the close of  business  on May 30,  2007,  Steel  Partners  II beneficially owned 15,381,052 Shares,  constituting  approximately  13.0% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 15,381,052  Shares owned by Steel Partners
II,  constituting  approximately  13.0% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 15,381,052 Shares owned by Steel Partners II,  constituting approximately 13.0% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect to the  15,381,052  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 6 of 12 Pages
----------------------                                    ----------------------

      Item 5(c) is hereby amended and restated to read as follows:

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

Item 7 is hereby amended to add the following exhibit:

            3. Press Release,  including text of letter to Board of Directors of
               Adaptec, Inc., dated May 30, 2007.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 7 of 12 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2007          STEEL PARTNERS II, L.P.

                             By: Steel Partners, L.L.C.
                                 General Partner

                             By: /s/ Lauren Isenman
                                 ----------------------------------------
                                 Lauren Isenman
                                 as Attorney-In-Fact for Warren G. Lichtenstein,
                                 Managing Member

                             STEEL PARTNERS, L.L.C.

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney-In-Fact for Warren G. Lichtenstein,
                                 Managing Member

                             /s/ Lauren Isenman
                             ---------------------------------------------------
                             LAUREN ISENMAN
                             As Attorney-In-Fact for Warren G.
                             Lichtenstein

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 8 of 12 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
         ---------                  --------                 --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

         574,928                     3.7110                  05/22/07
         317,876                     3.7912                  05/23/07
          55,528                     3.7500                  05/24/07
         974,148                     3.8198                  05/25/07
         366,130                     3.8776                  05/29/07
         374,855                     4.0306                  05/30/07

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 9 of 12 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                            Page
      -------                                                            ----

1.    Joint Filing  Agreement by and among Steel  Partners II, L.P.,      --
      Steel Partners, L.L.C. and Warren G. Lichtenstein, dated March
      9, 2007 (previously filed).

2.    Powers of Attorney (previously filed).                               --

3.    Press Release,  including text of letter to Board of Directors    10 to 12
      of Adaptec, Inc., dated May 30, 2007

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 10 of 12 Pages
----------------------                                    ----------------------

     STEEL PARTNERS II DELIVERS LETTER TO ADAPTEC, INC. STATING
                  CONCERNS OVER COMPANY DIRECTION

  REQUESTS TALKS WITH ADAPTEC TO OBTAIN MINORITY REPRESENTATION ON
                         BOARD OF DIRECTORS

      NEW  YORK -  (BUSINESS  WIRE) -  Steel  Partners  II,  L.P.  ("the  Fund")
announced  today that it sent a letter to  Adaptec,  Inc.  (Nasdaq:  ADPT) ("the
Company")  expressing  concerns over the Company's  performance  and acquisition strategy and is requesting talks on Steel Partners II's immediate representation on Adaptec's Board.

      In the  letter,  Steel  Partners  II cited  Adaptec's  recent  history  of operating  losses - over $300 million during the past five years,  approximately
$188 million of which was amassed under the leadership of Sundi  Sundaresh,  the
Company's  current Chief  Executive  Officer and President - and  "ill-conceived acquisitions" over the past five years that have resulted in acquired technology intangibles and goodwill write-offs in excess of $175 million.

      "As the largest  shareholder in Adaptec we are  disappointed and concerned with the Company's  performance  and current  direction.  However,  based on our experience  working  with  many  other  successful  companies  in a  variety  of industries,  we believe  we are also in a unique  position  to help the  Company return to  profitability  over the  near-term,"  stated Warren  Lichtenstein  on behalf of Steel  Partners II. "As an immediate  first step towards a turnaround, we believe that our minority  representation on the Board and on the transaction committee is vital."

      To  signal  Adaptec's  commitment  to  a  turnaround,  Steel  Partners  II requested that the Board agree not to commence  further  acquisitions  until the
Fund is granted Board  representation.  Steel  Partners II further  stated that, without the Board's commitment,  it would nominate a full slate of directors for election to the Board at the 2007 annual meeting of shareholders.  The Fund also reserved the right to immediately  commence a consent solicitation to remove the
Board.

The full text of the letter follows:

                            May 29, 2007

VIA OVERNIGHT COURIER AND FACSIMILE

Board of Directors
Adaptec, Inc.
691 South Milpitas Boulevard
Milpitas, CA 95035

Gentlemen:

      Steel Partners II, L.P. is the largest  shareholder of Adaptec,  Inc. (the
"Company")   owning   15,006,197  shares  of  the  Company's  common  stock,  or

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 11 of 12 Pages
----------------------                                    ----------------------

approximately  12.7% of the outstanding  shares. We are extremely concerned with the direction in which the Company is headed. We would like to discuss immediate minority representation on the Company's Board, including  representation on the transaction committee.

      As a significant  shareholder of the Company,  we are concerned  about the
Company's  operating losses and ill-conceived  acquisitions during the past five years.  During  this time,  the  Company has  accumulated  over $300  million in operating losses.  The Company also made numerous  acquisitions that resulted in all of the  acquired  technology  intangibles  and  goodwill  in  excess of $175 million being written off.

      We note that during 2005 and 2006, the Company  suffered  total  operating losses of  approximately  $188.4 million under the leadership of Sundi Sundaresh as Chief  Executive  Officer and President of the Company.  We believe the Board must take  responsibility for these losses,  particularly in view of the Board's decision to hire Mr.  Sundaresh who had no prior experience as a Chief Executive
Officer of a public company.

      Given the Company's poor financial  performance,  we agree  wholeheartedly with Morgan Keegan analyst Brian Freed's  statement in his May 11, 2007 research report  that  the  Board  "has in our  opinion  not  earned  the  right to spend shareholder  money on the  acquisition of new  businesses."  He further says "We believe the key to shareholder  value is simple,  a 100% focus on delivering the promise of profitability  in the Company's core RAID business,  not spending the
Company's cash hoard on an acquisition  because the task of profitability in the
RAID  business  proved  more  difficult  than first  believed.  We believe to do otherwise  turns a deaf ear to the  voice of  shareholders,  none of whom I have ever spoken with (and I have spoken to many)  supports a large cash  acquisition at this time."

      Steel  Partners  with a significant  stake in the Company,  is in a unique position to help assist the Company in its next steps towards  profitability and believe that our  minority  representation  on the Board and on the  transaction committee  would  place the  Company in the best  position  possible to effect a successful  turnaround.  As a signal  of your  commitment  to such  success,  we request that the Board agree not to conduct any further  acquisitions  until our representatives  are  members  of the  Board.  Please  know  that  without  your commitment,  we plan to nominate a full slate of  directors  for election to the
Board at the 2007 annual meeting of shareholders.  Such action on our part would be necessary,  in the face of further inaction by the Board, in order to protect our investment as shareholders of the Company. We also must reserve the right to commence a consent solicitation to remove the Board.

      We would  like to speak with the lead  director,  and Mr.  Sundaresh,  the
Company's Chief Executive  Officer,  as soon as possible to address our concerns and work towards a mutually acceptable solution. We look forward to hearing from you and hope that  this  matter  can be  resolved  amicably  but we will not and cannot allow the Board to undertake any acquisition activities at this time.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 12 of 12 Pages
----------------------                                    ----------------------

                                    Very truly yours,

                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    Warren G. Lichtenstein

ABOUT THE FUND

Steel Partners II, L.P. is a long-term  relationship/active  value investor that seeks  to work  with the  management  of its  portfolio  companies  to  increase corporate value for all stakeholders and shareholders.

MEDIA CONTACT:

Sitrick And Company
Jason Booth / Terry Fahn, 310-788-2850